UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2018

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

This report contains the quarterly report of Textainer Group Holdings Limited for the three and nine months ended September 30, 2018.

Exhibits

Exhibits

1.	Quarterly Report of Textainer Group Holdings Limited for the Three and Nine Months Ended September 30, 2018.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Nine Months Ended September 30, 2018

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2018 (our “2017 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2017 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2018		2017		2018		2017
Revenues:
Lease rental income		$129,834		$112,195		$371,639		$328,591
Management fees		4,031		4,193		12,578		10,949
Trading container sales proceeds		7,123		1,237		12,681		4,089
Gain on sale of containers, net		8,450		7,975		26,480		17,905
Total revenues		149,438		125,600		423,378		361,534
Operating expenses:
Direct container expense		16,534		11,026		43,684		45,574
Cost of trading containers sold		5,319		841		10,535		2,846
Depreciation expense		60,444		55,354		174,571		175,606
Container impairment		16,784		1,956		18,554		6,481
Amortization expense		439		1,151		3,219		3,047
General and administrative expense		8,453		7,232		25,172		21,886
Short-term incentive compensation expense		864		805		2,591		2,167
Long-term incentive compensation expense		3,170		1,473		5,902		4,254
Bad debt expense, net		275		757		1,058		1,117
Total operating expenses		112,282		80,595		285,286		262,978
Income from operations		37,156		45,005		138,092		98,556
Other (expense) income:
Interest expense		(35,706)		(30,069)		(101,838)		(88,386)
Write-off of unamortized deferred debt issuance costs and bond discounts		(881)		(238)		(881)		(7,466)
Interest income		446		191		1,153		408
Realized gains (losses) on interest rate swaps, collars and caps, net		1,268		154		3,951		(1,487)
Unrealized gains on interest rate swaps, collars and caps, net		22		151		2,248		1,213
Other, net		(1)		(4)		(1)		(1)
Net other expense		(34,852)		(29,815)		(95,368)		(95,719)
Income before income tax and noncontrolling interests		2,304		15,190		42,724		2,837
Income tax benefit (expense), net		224		4,783		(1,262)		(431)
Net income		2,528		19,973		41,462		2,406
Less: Net income attributable to the noncontrolling interests	(615)		(1,492)		(3,325)		(252)
Net income attributable to Textainer Group Holdings Limited common shareholders	$1,913		$18,481		$38,137		$2,154
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.03		$0.33		$0.67		$0.04
Diluted	$0.03		$0.32		$0.66		$0.04
Weighted average shares outstanding (in thousands):
Basic	57,212		56,823		57,144		56,806
Diluted	57,426		57,180		57,438		57,042
Other comprehensive income (loss):
Foreign currency translation adjustments		(93)		53		(82)		149
Comprehensive income		2,435		20,026		41,380		2,555
Comprehensive income attributable to the noncontrolling interests		(615)		(1,492)		(3,325)		(252)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$1,820		$18,534		$38,055		$2,303

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2018 and December 31, 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$154,572	$137,894
Accounts receivable, net of allowance for doubtful accounts of $2,554 and $5,775, respectively	93,645	78,312
Net investment in direct financing and sales-type leases	50,885	56,959
Trading containers	12,197	10,752
Containers held for sale	29,937	22,089
Prepaid expenses and other current assets	12,988	12,243
Insurance receivable	653	15,909
Due from affiliates, net	1,415	1,134
Total current assets	356,292	335,292
Restricted cash	84,690	99,675
Containers, net of accumulated depreciation of $1,278,386 and $1,172,355, respectively	4,174,469	3,791,610
Net investment in direct financing and sales-type leases	116,496	125,665
Fixed assets, net of accumulated depreciation of $11,344 and $10,788, respectively	1,967	2,151
Intangible assets, net of accumulated amortization of $42,763 and $44,279, respectively	7,886	11,105
Interest rate swaps, collars and caps	9,985	7,787
Deferred taxes	1,558	1,563
Other assets	4,238	5,494
Total assets	$4,757,581	$4,380,342
Liabilities and Equity
Current liabilities:
Accounts payable	$7,110	$6,867
Accrued expenses	16,521	13,365
Container contracts payable	249,915	131,087
Other liabilities	216	235
Due to owners, net	9,968	11,131
Debt, net of unamortized deferred financing costs of $5,836 and $3,989, respectively	195,950	233,681
Total current liabilities	479,680	396,366
Debt, net of unamortized deferred financing costs of $24,097 and $20,045, respectively	3,003,282	2,756,627
Interest rate swaps, collars and caps	31	81
Income tax payable	9,436	9,081
Deferred taxes	7,233	5,881
Other liabilities	1,867	2,024
Total liabilities	3,501,529	3,170,060
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,779,493 shares issued and 57,149,493 shares outstanding at 2018; 57,727,220 shares issued and 57,097,220 shares outstanding at 2017	578	578
Additional paid-in capital	404,207	397,821
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive loss	(391)	(309)
Retained earnings	801,738	763,601
Total Textainer Group Holdings Limited shareholders’ equity	1,196,983	1,152,542
Noncontrolling interests	59,069	57,740
Total equity	1,256,052	1,210,282
Total liabilities and equity	$4,757,581	$4,380,342

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net income	$41,462	$2,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	174,571	175,606
Container impairment	18,554	6,481
Bad debt expense, net	1,058	1,117
Unrealized gains on interest rate swaps, collars and caps, net	(2,248)	(1,213)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	7,616	18,345
Amortization of intangible assets	3,219	3,047
Gain on sale of containers, net	(26,480)	(17,905)
Share-based compensation expense	6,334	4,701
Changes in operating assets and liabilities	(852)	3,869
Total adjustments	181,772	194,048
Net cash provided by operating activities	223,234	196,454
Cash flows from investing activities:
Purchase of containers and fixed assets	(572,948)	(57,717)
Proceeds from sale of containers and fixed assets	106,504	97,794
Receipt of payments on direct financing and sales-type leases, net of income earned	45,321	48,492
Insurance proceeds received for unrecoverable containers	—	12,466
Net cash (used in) provided by investing activities	(421,123)	101,035
Cash flows from financing activities:
Proceeds from debt	1,688,026	1,510,130
Principal payments on debt	(1,476,401)	(1,719,019)
Debt issuance costs	(10,017)	(25,911)
Dividends paid to noncontrolling interest	(1,996)	—
Issuance of common shares upon exercise of share options	52	494
Net cash provided by (used in) financing activities	199,664	(234,306)
Effect of exchange rate changes	(82)	149
Net increase in cash, cash equivalents and restricted cash	1,693	63,332
Cash, cash equivalents and restricted cash, beginning of the year	237,569	142,123
Cash, cash equivalents and restricted cash, end of period	$239,262	$205,455

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2018	2017
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized gains (losses) on interest rate swaps, collars and caps, net	$89,331	$79,232
Net income taxes paid	$675	$522
Supplemental disclosures of noncash investing activities:
Increase in container contracts payable	$118,828	$122,318
Containers placed in direct financing and sales-type leases	$29,257	$8,694
Decrease in insurance receivable due to a decrease in estimated unrecoverable containers	$2,049	$7,696

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers, and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 8 “Segment Information”).

(2)     Accounting Policies and Recent Accounting Pronouncements

(a)	Basis of Accounting

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on March 14, 2018.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of September 30, 2018, and the Company’s condensed consolidated results of operations for the three and nine months ended September 30, 2018 and 2017 and condensed consolidated cash flows for the nine months ended September 30, 2018 and 2017. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2018.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated in consolidation.

TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) is a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1%, TAP owns 49.9% of the common shares of TAP Funding, and TAP Funding is a voting interest entity (“VME”).  The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The Company has determined that it has a variable interest in TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, TL, and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW, and that TW is a variable interest entity (“VIE”). The Company has determined that it is the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager, namely that the Company has the power to direct the activities of TW that most significantly impact TW’s economic performance.

The equity owned by TAP and WFC in TAP Funding and TW, respectively, is shown as noncontrolling interests on the Company’s condensed consolidated balance sheets and the net income attributable to the noncontrolling interests’ operations is shown as net income attributable to the noncontrolling interests on the Company’s condensed consolidated statements of comprehensive income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits and money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 9 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported in the condensed consolidated balance sheets that sum to the amounts shown in the condensed consolidated statements of cash flows:

	September 30,	December 31,
	2018	2017
Cash and cash equivalents	$154,572	$137,894
Restricted cash included in long-term assets	84,690	99,675
Cash, cash equivalents and restricted cash, end of period	$239,262	$237,569

(d)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The Company evaluates the estimated residual values and remaining estimated useful lives on a regular basis to determine whether a change in its estimates of useful lives and residual values is warranted. The Company takes a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values for a period longer than a year. Container prices have risen significantly since December 31, 2016 and the Company has subsequently recorded consecutive quarters of impairment reversals for containers designated for sale. As a result, the Company increased the estimated future residual value of its 20’ dry containers, 40’ dry containers and 40’ high cube dry containers effective July 1, 2017, as stated in the below table on the Company’s useful lives and residual values estimates.

Container prices continued to increase after July 1, 2017 through December 2017 and then stabilized through August 2018.

During the three months ended September 30, 2018, the Company reassessed the estimates used in its depreciation policy. To perform the assessment, the Company analyzed sales data from 2008 to August 2018 as this period reflects the cyclical nature of the global economic environment and more specifically, the Company’s industry. This period includes multiple business cycles, including two periods of weak trade growth (2009 and 2014 through 2016) and three periods of strong container demand (2008, 2010 through 2012, and 2017 through August 2018). The Company believes the best comparison points are the weighted averages for this period excluding the highest and lowest years or periods and average sales prices for the last two periods/years which highlight the most current period trends as shown in the table below for each of our major equipment types.

	Dry Containers			Refrigerated Containers
	20'	40'	40' High Cube	40' High Cube
Weighted average sales price from 2008 to August 2018 (excludes the highest and lowest periods)	$1,124	$1,404	$1,546	$4,932
Average sales price:
2017	$1,187	$1,374	$1,520	$4,952
Year-to-date August 2018	$1,361	$1,632	$1,848	$4,412

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The average of weighted average long-term sales prices excluding the highest and lowest years and the year-to-date August 2018 sales prices for 20’, 40’ and 40’ high cube dry containers were significantly above their residual values, so the Company performed additional qualitative analyses. While our average sales prices for the 20’ and 40’ dry containers have been above their residual values year-to-date August 2018, the Company does not believe the increase in value is sustainable in the long-term because the current weighted average long-term sales prices excluding the highest and lowest years on these two container types both decreased as compared to prior year’s long-term weighted average of $1,163 and $1,443 on its 20’ and 40’ dry containers, respectively. Along with the qualitative analyses, the Company concluded that the estimated future residual values of its 20’ and 40’ dry containers are at the appropriate levels and do not warrant revision. The average sales price for the 40’ high cube dry containers has been significantly above its residual value for the year-to-date August 2018. Among other qualitative factors which the Company considered was the greater demand on the larger cargo volume of 40’ high cube dry containers over 20’ and 40’ dry containers. Although the current weighted average long-term sales price excluding the highest and lowest years decreased from the prior year’s long-term weighted average of $1,607, the Company outweighed its qualitative analyses over its quantitative analyses and concluded that a higher residual value is appropriate and has accordingly increased the estimated future residual value of its 40’ high cube dry containers from $1,350 to $1,400, beginning July 1, 2018.

The average of long-term weighted average sales price excluding the highest and lowest years and the year-to-date August 2018 sales price for the 40’ high cube refrigerated containers was not significantly above its residual value, the Company also performed additional qualitative analyses on this container type as there is limited quantitative data (and industry data). Among other qualitative factors which the Company considered were the possible future technical obsolescence on the machinery and, the lack of sufficient sales data from its own relatively young fleet which has not yet reached disposal age and industry data. The Company outweighed its qualitative analyses over its quantitative analyses and concluded that a lower residual value is appropriate and accordingly reduced the estimated future residual value of its 40’ high cube refrigerated containers from $4,500 to $4,000, beginning July 1, 2018.

Depreciation expense may fluctuate in future periods based on fluctuations in these estimates. The net effect of these changes was a decrease in depreciation expense of $62 for both the three and nine months ended September 30, 2018, respectively.

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2018		July 1, 2017 through June 30, 2018		January 1, 2017 through June 30, 2017
	Estimated useful	Residual	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value	life (years)	Value
Dry containers other than folding flat rack and open top containers:
20' standard	13	$1,000	13	$1,000	13	$950
40' standard	14	$1,200	14	$1,200	14	$1,150
40' high cube	13	$1,400	13	$1,350	13	$1,300
45' high cube dry van	13	$1,500	13	$1,500	13	$1,500
Refrigerated containers:
20' standard	12	$2,750	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049	12	$2,049
40' high cube	12	$4,000	12	$4,500	12	$4,500
Folding flat rack and open top containers:
20' folding flat rack	15	$1,300	15	$1,300	15	$1,300
40' folding flat rack	16	$1,700	16	$1,700	16	$1,700
20' open top	15	$1,500	15	$1,500	15	$1,500
40' open top	14	$2,500	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost	20	10% of cost

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of September 30, 2018 and December 31, 2017 were as follows:

	September 30, 2018			December 31, 2017
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than folding flat rack and open top containers:
20' standard	$1,660,229	$(372,031)	$1,288,198	$1,497,557	$(347,910)	$1,149,647
40' standard	197,493	(70,403)	127,090	223,916	(75,610)	148,306
40' high cube	2,382,299	(523,735)	1,858,564	2,043,253	(476,238)	1,567,015
45' high cube dry van	28,974	(9,657)	19,317	29,010	(8,494)	20,516
Refrigerated containers:
20' standard	20,124	(5,520)	14,604	24,062	(5,394)	18,668
20' high cube	5,146	(2,617)	2,529	5,139	(2,327)	2,812
40' high cube	994,520	(263,864)	730,656	1,002,843	(229,465)	773,378
Floating flat rack and open top containers:
20' folding flat rack	16,682	(3,910)	12,772	16,595	(3,525)	13,070
40' folding flat rack	46,419	(15,657)	30,762	43,334	(14,394)	28,940
20' open top	13,172	(1,367)	11,805	10,837	(1,237)	9,600
40' open top	26,972	(4,925)	22,047	26,690	(4,469)	22,221
Tank containers	60,825	(4,700)	56,125	40,729	(3,292)	37,437
	$5,452,855	$(1,278,386)	$4,174,469	$4,963,965	$(1,172,355)	$3,791,610

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment for the three and nine months ended September 30, 2018 and 2017.

The Company evaluates the recoverability of the recorded amount of container rental equipment that is unlikely to be recovered from lessees in default. During the three and nine months ended September 30, 2018, container impairment included $8,407 and $8,426, respectively, and during the three and nine months ended September 30, 2017, container impairment included $80 and $4,625, respectively, for containers that were unlikely to be recovered from lessees in default.

Impairment of Containers Held for Sale

The Company records impairment to write-down the value of containers held for sale to their estimated fair value less cost to sell. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation is removed and any resulting gain or loss is recognized. Any subsequent increase in fair value less cost to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized.

During the three and nine months ended September 30, 2018, container impairment included $8,888 and $11,330, respectively, and during the three and nine months ended September 30, 2017, container impairment included $1,911 and $11,513, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell. During the three and nine months ended September 30, 2018, container impairment included ($511) and ($1,202), respectively, and the three and nine months ended September 30, 2017, container impairment included ($35) and ($9,657), respectively, to record the reversal of previously recorded impairments on containers held for sale due to rising used container prices.

(e)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt and the balance of the debt issuance costs, net of amortization, are netted against the debt recorded in the consolidated balance sheets. Debt issuance costs of $10,316 and $26,689 were capitalized during the nine months ended September 30, 2018 and 2017, respectively. For the three and nine months ended September 30, 2018, amortization of debt issuance costs of $2,262 and $6,635, respectively, were recorded in interest expense. For the three and nine months ended September 30, 2017, amortization of debt issuance costs of $3,049 and $10,820, respectively, were recorded in interest expense.

For both the three and nine months ended September 30, 2018, a total of $881 unamortized debt issuance costs related to the amendment of the TL Revolving Credit Facility and termination of TL Term Loan were written off (see Note 7 “Debt and Derivative Instruments”). For the three months ended September 30, 2017, $238 of unamortized debt issuance costs related to the amendment of the Company’s wholly-owned subsidiary, Textainer Marine Containers II Limited’s (“TMCL II”) (a Bermuda Company) Secured Debt Facility were written off. For the nine months ended September 30, 2017, $6,754 of unamortized debt issuance costs related to the redemption of the Company’s wholly-owned subsidiary, Textainer Marine Containers III Limited’s (“TMCL III”) (a Bermuda Company) 2013-1 Bonds and 2014-1 Bonds, the termination of TMCL III’s 2017-A Notes, and the amendment of TMCL II’s Secured Debt Facility were written off.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(f)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees.

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income for the three and nine months ended September 30, 2018 and 2017, as well as there is no other single lessee that accounted for more than 10% of the Company’s gross accounts receivable as of September 30, 2018 and December 31, 2017:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Lease Rental Income	2018	2017	2018	2017
Customer A	13.7%	14.1%	14.2%	14.6%
Customer B	12.8%	13.5%	13.2%	13.5%

Gross Accounts Receivable	September 30, 2018	December 31, 2017
Customer A	12.6%	13.1%
Customer B	11.9%	12.9%

(g)	Net Income Attributable to Textainer Group Holdings Limited Common Shareholders Per Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Potentially dilutive share options and restricted share units that were anti-dilutive under the treasury stock method were excluded from the computation of diluted EPS. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Share amounts in thousands	2018	2017	2018	2017
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$1,913	$18,481	$38,137	$2,154
Denominator:
Weighted average common shares outstanding - basic	57,212	56,823	57,144	56,806
Dilutive share options and restricted share units	214	357	294	236
Weighted average common shares outstanding - diluted	57,426	57,180	57,438	57,042
Net income attributable to Textainer Group Holdings Limited common shareholders per common share:
Basic	$0.03	$0.33	$0.67	$0.04
Diluted	$0.03	$0.32	$0.66	$0.04

Anti-dilutive share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	1,358	892	1,095	1,192

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(h)	Fair Value Measurements

Fair Value of Derivative Instruments

The Company measures the fair value of its $1,143,474 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach.  This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $9,985 and $31 as of September 30, 2018, respectively, and a fair value asset and a fair value liability of $7,787 and $81 as of December 31, 2017, respectively, which are inclusive of counterparty risk. The credit valuation adjustment was determined to be $36 (a reduction to the net asset) and $31 (an addition to the net liability) as of September 30, 2018 and December 31, 2017, respectively. The change in fair value for the three and nine months ended September 30, 2018 of $22 and $2,248, respectively, and the three and nine months ended September 30, 2017 of $151 and $1,213, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps, collars and caps, net.

Fair Value of Containers Held for Sale

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company’s containers held for sale that have been impaired to write down the value of the containers to their estimated fair value less cost to sell had a fair value asset of $16,164 and $8,984 as of September 30, 2018 and December 31, 2017, respectively. The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value less cost to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized.

Fair Value of Other Assets and Liabilities

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps.

At September 30, 2018 and December 31, 2017, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $167,351 and $183,305 at September 30, 2018 and December 31, 2017, respectively, compared to book values of $167,381 and $182,624 at September 30, 2018 and December 31, 2017, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,926,976 and $2,995,190 at September 30, 2018 and December 31, 2017, respectively, compared to book values of $3,199,232 and $2,990,308 at September 30, 2018 and December 31, 2017, respectively.

(i)	Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard replaces all current U.S. GAAP guidance on this topic and eliminates industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard only applies to sales of equipment portfolios, dispositions of used equipment and management service agreements. The new guidance defines a five-step process to achieve the core principle of ASU 2014-09, which is to recognize revenues when promised goods or services are transferred to customers in amounts that reflect the consideration to which an entity expects to be entitled for those goods or services.

The Company adopted the new revenue standards on the effective date of January 1, 2018 using the modified retrospective method. The adoption of ASU 2014-09 did not have an impact on the timing of revenue recognition or on its

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

consolidated financial statements and related disclosures. The components of the Company’s revenue as presented in the condensed consolidated statements of comprehensive income and in Note 8 “Segment Information” are as follows:

Lease Rental Income

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. Lease rental income comprises daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan.

The Company enters into finance leases, which provide lessees with an alternative method to finance their container acquisitions and ordinarily provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. Gain on sale of containers, net, also includes gains and losses recognized at the inception of sales-type leases, representing the excess of the estimated fair value of containers placed on sales-type leases over their book value.

Management Fee Revenue

Under the Company’s management service agreements with container investors, management fee revenue is earned for the management, acquisition, and disposition of containers under management. Management fees earned under management agreements are typically calculated as a fixed percentage of net operating income, which is revenue from the containers under management minus direct operating expenses related to those containers. The Company’s acquisition fees and sales commissions are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of managed containers, respectively. Revenue is recognized over time as services are provided and billed to the customers on a monthly basis.

Container Resale Revenue

The Company’s trading container sales proceeds revenue arise from the resale of used containers to a wide variety of buyers. The Company also generally sells containers at the end of their useful lives or when it is financially attractive to do so. Revenue is recorded at a point in time following the transfer of control of the containers to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(j)	Recently Issued Accounting Standards

 In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will replace all current U.S. GAAP guidance on this topic. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing U.S. GAAP for sales-type leases, direct financing leases and operating leases and lessors will be precluded from recognizing selling profit and revenue at lease commencement for a lease that does not transfer control of the underlying asset to the lessees.

ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early application permitted. ASU 2016-02 requires the use of the modified retrospective method for all periods presented, with certain practical expedients available to simplify the transition to the new standard. Under the new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company expects to apply the practical expedients to assist in implementation of ASU 2016-02, such as follows:

•	An entity may elect to apply the provisions of the new lease guidance at the effective date, without adjusting the comparative periods presented.
•	A lessor may elect by class of underlying asset to not separate non-lease components of a contract from the lease component to which they relate when specific criteria are met.

The Company plans to adopt ASU 2016-02 and its related amendments, effective January 1, 2019 and is continuing to analyze and evaluate the potential impact on its current accounting practices, consolidated financial statements and related disclosures. The Company expects the adoption of ASU 2016-02 will not have a material impact on our consolidated financial statements. The accounting for direct financing and sales-type leases will remain substantially unchanged upon adoption of ASU 2016-02. The Company expects to complete its assessment of the impact of ASU 2016-02 in fiscal year 2018.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). This guidance affects trade receivables and net investments in leases and the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, current conditions, and reasonable and supportable information that affect collectability. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the potential impact on its consolidated financial statements and related disclosures. The Company expects to complete its assessment of the impact of ASU 2016-13 in fiscal year 2019.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(3)     Insurance Receivable and Impairment

In August 2016, one of the Company’s customers filed for bankruptcy. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. The Company reassessed its estimate of unrecoverable containers to actual amount of loss commensurate with the insurance claim filing and accordingly, the Company recorded a $2,049 reduction to the insurance receivable and addition to the containers, net, during the nine months ended September 30, 2018. For the three and nine months ended September 30, 2018, recovery costs of $196 and $1,287, respectively, was recorded as an insurance receivable and reduction to direct container expense. Insurance receivable on the Company’s owned fleet related to this bankrupt customer is as follows:

Insurance receivable associated with bankrupt customer as of December 31, 2017	$15,909
Recovery costs	1,287
Insurance proceeds received	(14,188)
Reassessment associated with its estimate of unrecoverable containers to actual amount of loss commensurate with the insurance claim filing	(2,049)
Bankruptcy court distribution, reimburse to insurance companies	(306)
Insurance receivable associated with bankrupt customer as of September 30, 2018	$653

In June 2018, two of the Company’s customers became insolvent and the net book value of its owned containers, all on operating leases, to Customer X and Customer Y was $11,021 and $8,496, respectively. The Company was able to locate the containers leased to these two customers. Customer X is still in operation and Customer Y ceased operation during third quarter 2018. The Company has recovered or is in the process of recovering approximately 78% of the containers on lease to Customer X and has estimated that it will recover 90% based on its experience in similar cases. Due to the heavily damaged condition of the recovered containers with Customer Y and the estimated recovery costs, the Company decided to terminate its recovery process and written off all remaining unrecovered containers with Customer Y. Accordingly, the Company recorded container impairment of $1,084 and $6,964 in the condensed consolidated statements of comprehensive income during both the three and nine months ended September 30, 2018, on Customer X and Customer Y, respectively. Container recovery costs of $2,523 for these two insolvent customers was recorded in direct container expense in the condensed consolidated statements of comprehensive income during both the three and nine months ended September 30, 2018. The Company also recorded bad debt expense of $1,211 in the condensed consolidated statements of comprehensive income to fully reserve for these two customer’s outstanding accounts receivable during the second quarter of 2018. There is no insurance receivable associated with these two insolvent customers as respective losses are below the insurance deductible.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(4)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2018 and 2017 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Fees from affiliated owner	$808	$859	$2,724	$2,210
Fees from unaffiliated owners	2,731	2,856	8,377	7,305
Fees from owners	3,539	3,715	11,101	9,515
Other fees	492	478	1,477	1,434
Total management fees	$4,031	$4,193	$12,578	$10,949

Due from affiliates, net of $1,415 and $1,134, as of September 30, 2018 and December 31, 2017, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees, and the Company’s advance of equipment purchases paid on behalf of an affiliated owner.

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct container expenses and management fees, and reimbursement of equipment purchases paid by the Company. Due to owners, net at September 30, 2018 and December 31, 2017 consisted of the following:

	September 30,	December 31,
	2018	2017
Affiliated owner	$444	$1,409
Unaffiliated owners	9,524	9,722
Total due to owners, net	$9,968	$11,131

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(5)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 117,470 and 111,059 containers on direct financing and sales-type leases as of September 30, 2018 and December 31, 2017, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of September 30, 2018 and December 31, 2017 were as follows:

	September 30, 2018	December 31, 2017
Future minimum lease payments receivable	$192,715	$204,451
Residual value of containers	10,974	4,885
Less unearned income	(36,308)	(26,712)
Net investment in direct financing and sales-type leases	$167,381	$182,624
Amounts due within one year	$50,885	$56,959
Amounts due beyond one year	116,496	125,665
Net investment in direct financing and sales-type leases	$167,381	$182,624

The Company maintains detailed credit records about its container lessees. The Company’s credit committee sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net was applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing and sales-type leases as of September 30, 2018, the aging would be as follows:

1-30 days	$-
31-60 days	803
61-90 days	2,250
Greater than 90 days	210
Sub total	3,263
Current	189,452
Total future minimum lease payments receivable	$192,715

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the nine months ended September 30, 2018 are as follows:

Balance as of December 31, 2017	$247
Additions charged to expense	30
Write-offs	(108)
Balance as of September 30, 2018	$169

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of September 30, 2018:

Twelve months ending September 30:
2019	$60,573
2020	36,161
2021	36,458
2022	24,129
2023 and thereafter	35,394
Total future minimum lease payments receivable	$192,715

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $3,049 and $3,277 for the three months ended September 30, 2018 and 2017, respectively, and $8,818 and $10,319 for the nine months ended September 30, 2018 and 2017, respectively.

(6)	Income Taxes

The Company’s effective tax rates were -9.7% and -31.5% for the three months ended September 30, 2018 and 2017, respectively, and 3.0% and 15.2% for the nine months ended September 30, 2018 and 2017, respectively. The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions.  It is also affected by discrete items that may occur in any given period. The changes in the effective tax rates for both the three and nine months ended September 30, 2018 compared to the same periods in the prior year are primarily related to the re-measurement of our deferred tax liabilities for U.S. sourced income and a decrease in a forecasted permanent difference for disallowed stock compensation in 2018 for tax purposes.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(7)	Debt and Derivative Instruments

The following represents the Company’s debt obligations as of September 30, 2018 and December 31, 2017:

Secured Debt Facilities, Revolving Credit Facilities, Term Loans and Bonds Payable	September 30, 2018		December 31, 2017
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TMCL II Secured Debt Facility (1)	$644,412	4.06%	$659,714	3.38%	August 2024
TMCL IV Secured Debt Facility	—	—	132,885	4.00%	—
TL Revolving Credit Facility	970,703	3.73%	568,403	3.56%	September 2023
TL Revolving Credit Facility II	—	—	150,906	3.55%	—
TAP Funding Revolving Credit Facility	176,447	4.11%	163,276	3.43%	December 2021
TW Credit Facility	67,420	4.11%	97,148	3.38%	September 2026
TL Term Loan	—	—	352,555	3.69%	—
TMCL VI Term Loan	281,790	4.30%	—	—	February 2038
2017-1 Bonds	362,923	3.91%	390,013	3.91%	May 2042
2017-2 Bonds	445,859	3.73%	475,408	3.73%	June 2042
2018-1 Bonds	249,678	4.14%	—	—	July 2043
Total debt obligations	$3,199,232		$2,990,308
Amount due within one year	$195,950		$233,681
Amounts due beyond one year	$3,003,282		$2,756,627

(1) Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its scheduled conversion date.

In January 2018, TMCL IV terminated its TMCL IV Secured Debt Facility and the unpaid debt amount of $124,608 was fully repaid by proceeds from the TL Revolving Credit Facility and TMCL IV’s available cash of $4,792.

In February 2018, Textainer Marine Containers VI Limited (“TMCL VI”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, completed a $300,000 fixed rate term loan (the “TMCL VI Term Loan”) that represents a partially-amortizing term loan based on defined repayment schedules until February 15, 2025 and after that, repayment will be based on available cash. It has a legal final maturity date on February 15, 2038. The proceeds from the TMCL VI Term Loan were primarily used to repay $159,480 and $122,910 of the outstanding principal balance of TMCL II Secured Debt Facility and TL Revolving Credit Facility, respectively.

In August 2018, Textainer Marine Containers VII Limited (“TMCL VII”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, issued $250,000 in Class A and $9,100 in Class B of Series 2018-1 Fixed Rate Asset Backed Notes (“the 2018-1 Bonds”). Proceeds from the 2018-1 Bonds were primarily used to paydown debt in the TL Revolving Credit Facility and TMCL II Secured Debt Facility.

In September 2018, TL entered into an amendment of the TL Revolving Credit Facility, which increased its aggregate commitment amount from $700,000 to $1,500,000, extended the maturity date from June 2020 to September 2023, and lowered the interest margin from 2.00% to 1.50%. Borrowings under the TL Revolving Credit Facility were primarily used to acquire containers and to pay in full its TL Revolving Credit Facility II and TL Term Loan. The Company wrote-off $529 of unamortized debt issuance costs in September 2018.

In September 2018, TL terminated its TL Revolving Credit Facility II, which would have expired in July 2020, and the unpaid debt amount of $167,000 was fully repaid by proceeds from the TL Revolving Credit Facility.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

In September 2018, TL terminated its TL Term Loan, which would have matured in April 2019, and the unpaid debt amount of $332,000 was fully repaid by proceeds from the TL Revolving Credit Facility. The Company wrote-off $352 of unamortized debt issuance costs in September 2018.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of September 30, 2018:

	Twelve months ending September 30,						Available Borrowing,	Current and Available Borrowing,
	2019	2020	2021	2022	2023 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base	Total Commitment
TMCL II Secured Debt Facility (1)	$41,467	$59,606	$55,154	$55,155	$436,655	$648,037	$6,050	$654,087	$1,200,000
TL Revolving Credit Facility	—	—	—	—	979,000	979,000	161,821	1,140,821	1,500,000
TAP Funding Revolving Credit Facility	14,037	16,417	16,417	130,729	—	177,600	1,569	179,169	190,000
TW Credit Facility	22,708	17,755	21,529	5,428	—	67,420	—	67,420	67,420
TMCL VI Term Loan	25,500	25,500	25,500	25,500	182,447	284,447	—	284,447	284,447
2017-1 Bonds	38,479	37,608	48,633	61,381	180,376	366,477	—	366,477	366,477
2017-2 Bonds (2)	40,940	42,508	51,911	64,473	250,361	450,193	—	450,193	450,193
2018-1 Bonds (2)	18,655	18,655	18,655	18,655	181,371	255,991	—	255,991	255,991
Total (3)	$201,786	$218,049	$237,799	$361,321	$2,210,210	$3,229,165	$169,440	$3,398,605	$4,314,528
(1)	Future scheduled payments for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its scheduled conversion date.
(2)	Future scheduled payments for the 2017-2 Bonds and 2018-1 Bonds exclude an unamortized discount of $63 and $3,035, respectively.
(3)	Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $26,835.

The Company’s debt agreements contain various restrictive financial and other covenants and the Company was in full compliance with these restrictive covenants at September 30, 2018

For further discussion on the Company’s debt instruments, other than the TMCL VI Term Loan, please refer to Item 18, “Financial Statements – Note 12” in our 2017 Form 20-F.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Derivative Instruments

The Company has entered into interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of September 30, 2018:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 0.70% and 2.90% per annum, amortizing notional amounts, with termination dates through July 15, 2023	$837,510
Interest rate collar contracts with a bank which caps rates between 1.26% and 2.18% per annum, and sets floors for rates between 0.76% and 1.68% per annum, amortizing notional amount, with termination dates through June 15, 2023	65,964
Interest rate cap contracts with several banks with fixed rates between 3.70% and 5.10% per annum, nonamortizing notional amounts, with termination dates through August 15, 2021	240,000
Total notional amount as of September 30, 2018	$1,143,474

The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $9,985 and $31 as of September 30, 2018, respectively, and a fair value asset and a fair value liability of $7,787 and $81 as of December 31, 2017, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at September 30, 2018. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(8)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and nine months ended September 30, 2018 and 2017, reconciled to the Company’s income before income taxes and noncontrolling interests as shown in its condensed consolidated statements of comprehensive income:

	Container	Container	Container
Three Months Ended September 30, 2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$128,730	$1,104	$—	$—	$—	$129,834
Management fees from external customers	58	2,570	1,403	—	—	4,031
Inter-segment management fees	—	13,619	2,847	—	(16,466)	—
Trading container sales proceeds	—	—	7,123	—	—	7,123
Gain on sale of containers, net	8,450	—	—	—	—	8,450
Total revenue	$137,238	$17,293	$11,373	$—	$(16,466)	$149,438
Depreciation expense	$61,956	$197	$—	$—	$(1,709)	$60,444
Container impairment	$16,784	$—	$—	$—	$—	$16,784
Interest expense	$35,706	$—	$—	$—	$—	$35,706
Write-off of unamortized deferred debt issuance costs and bond discounts	$881	$—	$—	$—	$—	$881
Realized gains on interest rate swaps, collars and caps, net	$1,268	$—	$—	$—	$—	$1,268
Unrealized gains on interest rate swaps, collars and caps, net	$22	$—	$—	$—	$—	$22
Segment (losses) income before income taxes and noncontrolling interests	$(5,398)	$5,485	$5,006	$(932)	$(1,857)	$2,304
Total assets	$4,697,943	$118,865	$16,685	$8,138	$(84,050)	$4,757,581
Purchases of long-lived assets	$295,573	$148	$—	$—	$—	$295,721

	Container	Container	Container
Three Months Ended September 30, 2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$111,343	$852	$—	$—	$—	$112,195
Management fees from external customers	66	2,764	1,363	—	—	4,193
Inter-segment management fees	—	10,985	2,523	—	(13,508)	—
Trading container sales proceeds	—	—	1,237	—	—	1,237
Gain on sale of containers, net	7,975	—	—	—	—	7,975
Total revenue	$119,384	$14,601	$5,123	$—	$(13,508)	$125,600
Depreciation expense	$56,740	$193	$—	$—	$(1,579)	$55,354
Container impairment	$1,956	$—	$—	$—	$—	$1,956
Interest expense	$30,069	$—	$—	$—	$—	$30,069
Write-off of unamortized deferred debt issuance costs and bond discounts	$238	$—	$—	$—	$—	$238
Realized gains on interest rate swaps, collars and caps, net	$154	$—	$—	$—	$—	$154
Unrealized gains on interest rate swaps, collars and caps, net	$151	$—	$—	$—	$—	$151
Segment income (losses) before income taxes and noncontrolling interests	$7,791	$5,633	$3,091	$(1,144)	$(181)	$15,190
Total assets	$4,149,930	$131,505	$2,498	$7,753	$(94,953)	$4,196,733
Purchases of long-lived assets	$161,299	$300	$—	$—	$—	$161,599

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Nine Months Ended September 30, 2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$369,152	$2,487	$—	$—	$—	$371,639
Management fees from external customers	176	8,557	3,845	—	—	12,578
Inter-segment management fees	—	37,607	8,582	—	(46,189)	—
Trading container sales proceeds	—	—	12,681	—	—	12,681
Gain on sale of containers, net	26,480	—	—	—	—	26,480
Total revenue	$395,808	$48,651	$25,108	$—	$(46,189)	$423,378
Depreciation expense	$178,964	$601	$—	$—	$(4,994)	$174,571
Container impairment	$18,554	$—	$—	$—	$—	$18,554
Interest expense	$101,838	$—	$—	$—	$—	$101,838
Write-off of unamortized deferred debt issuance costs and bond discounts	$881	$—	$—	$—	$—	$881
Realized gains on interest rate swaps, collars and caps, net	$3,951	$—	$—	$—	$—	$3,951
Unrealized gains on interest rate swaps, collars and caps, net	$2,248	$—	$—	$—	$—	$2,248
Segment income (losses) before income taxes and noncontrolling interests	$21,620	$16,476	$10,871	$(3,145)	$(3,098)	$42,724
Total assets	$4,697,943	$118,865	$16,685	$8,138	$(84,050)	$4,757,581
Purchases of long-lived assets	$691,359	$417	$—	$—	$—	$691,776

	Container	Container	Container
Nine Months Ended September 30, 2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$326,616	$1,975	$—	$—	$—	$328,591
Management fees from external customers	199	7,193	3,557	—	—	10,949
Inter-segment management fees	—	27,359	7,018	—	(34,377)	—
Trading container sales proceeds	—	—	4,089	—	—	4,089
Gain on sale of containers, net	17,905	—	—	—	—	17,905
Total revenue	$344,720	$36,527	$14,664	$—	$(34,377)	$361,534
Depreciation expense	$179,722	$579	$—	$—	$(4,695)	$175,606
Container impairment	$6,481	$—	$—	$—	$—	$6,481
Interest expense	$88,386	$—	$—	$—	$—	$88,386
Write-off of unamortized deferred debt issuance costs and bond discounts	$7,466	$—	$—	$—	$—	$7,466
Realized losses on interest rate swaps, collars and caps, net	$1,487	$—	$—	$—	$—	$1,487
Unrealized gains on interest rate swaps, collars and caps, net	$1,213	$—	$—	$—	$—	$1,213
Segment (losses) income before income taxes and noncontrolling interests	$(16,027)	$10,472	$8,256	$(2,649)	$2,785	$2,837
Total assets	$4,149,930	$131,505	$2,498	$7,753	$(94,953)	$4,196,733
Purchases of long-lived assets	$179,601	$434	$—	$—	$—	$180,035

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of lease rental income and management fees during the three and nine months ended September 30, 2018 and 2017 based on customers’ and container owners’ primary domicile, respectively:

	Three Months Ended September 30				Nine Months Ended September 30
	2018	Percent of Total	2017	Percent of Total	2018	Percent of Total	2017	Percent of Total
Lease rental income:
Asia	$67,265	51.8%	$57,197	51.0%	$191,052	51.4%	$170,809	52.0%
Europe	53,062	40.9%	46,642	41.6%	154,187	41.5%	134,343	40.9%
North / South America	8,817	6.8%	7,365	6.6%	24,159	6.5%	19,994	6.1%
Bermuda	—	—	—	—	—	—	—	—
All other international	690	0.5%	991	0.9%	2,241	0.6%	3,445	1.0%
	$129,834	100.0%	$112,195	100.0%	$371,639	100.0%	$328,591	100.0%
Management fees:
Bermuda	$2,691	66.8%	$2,586	61.7%	$8,743	69.5%	$6,393	58.4%
Europe	780	19.4%	1,070	25.5%	2,166	17.2%	2,922	26.7%
North / South America	498	12.4%	483	11.5%	1,492	11.9%	1,450	13.2%
Asia	6	0.1%	7	0.2%	18	0.1%	21	0.2%
All other international	56	1.4%	47	1.1%	159	1.3%	163	1.5%
	$4,031	100.0%	$4,193	100.0%	$12,578	100.0%	$10,949	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of containers, net during the three and nine months ended September 30, 2018 and 2017 based on the location of sale:

	Three Months Ended September 30				Nine Months Ended September 30
	2018	Percent of Total	2017	Percent of Total	2018	Percent of Total	2017	Percent of Total
Trading container sales proceeds:
Asia	$4,919	69.1%	$988	79.9%	$9,529	75.1%	$2,927	71.6%
Europe	1,142	16.0%	117	9.5%	1,740	13.7%	459	11.2%
North / South America	1,048	14.7%	132	10.7%	1,384	10.9%	703	17.2%
Bermuda	—	—	—	—		—	—	—
All other international	14	0.2%	—	—	28	0.2%	—	—
	$7,123	100.0%	$1,237	100.0%	$12,681	100.0%	$4,089	100.0%
Gain on sale of containers, net:
Asia	$3,708	43.9%	$5,660	71.0%	$15,229	57.5%	$13,162	73.5%
North / South America	2,280	27.0%	1,307	16.4%	4,102	15.5%	2,942	16.4%
Europe	2,236	26.5%	1,027	12.9%	6,439	24.3%	1,948	10.9%
Bermuda		—	—	—	—	—	—	—
All other international	226	2.7%	(19)	(0.2)%	710	2.7%	(147)	(0.8)%
	$8,450	100.0%	$7,975	100.0%	$26,480	100.0%	$17,905	100.0%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(9)	Commitments and Contingencies

(a)  Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $84,690 and $99,675 as of September 30, 2018 and December 31, 2017, respectively.

(b)  Container Commitments

At September 30, 2018, the Company had placed orders with manufacturers for containers to be delivered subsequent to September 30, 2018 in the total amount of $98,732.

(10)	Subsequent Event

On October 31, 2018, TL entered into an agreement to purchase 75% of the total outstanding common shares of TW from WFC for a cash consideration of $29,658. After the acquisition, TW has become a wholly-owned subsidiary of TL.

On November 2, 2018, TW terminated its TW Credit Facility, which would have expired in September 2026, and the unpaid debt amount of $65,269 was fully repaid by proceeds from the TL Revolving Credit Facility.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2018 (our “2017 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.3 million containers, representing approximately 3.5 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 250 shipping lines and other lessees, including most of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for almost 30 years.

We have purchased an average of more than 210,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 130,000 containers per year for the last five years to more than 1,400 customers. We provide our services worldwide via an international network of 14 regional and area offices and approximately 500 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of September 30, 2018, we owned containers accounting for approximately 80.9% of our fleet.
•

Container Management. As of September 30, 2018, we managed containers on behalf of 12 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of September 30, 2018, managed containers accounted for approximately 19.1% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of September 30, 2018:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,591,946	639,400	3,231,346	2,327,740	569,826	2,897,566
Refrigerated	146,077	11,762	157,839	590,485	47,620	638,105
Other specialized	54,650	7,458	62,108	84,614	12,819	97,433
Total fleet	2,792,673	658,620	3,451,293	3,002,839	630,265	3,633,104
Percent of total fleet	80.9%	19.1%	100.0%	82.7%	17.3%	100.0%

Our fleet as of September 30, 2018, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	79.3%
Master leases	13.4%
Direct financing and sales-type leases	5.1%
Spot leases	2.2%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2018 and 2017:

	Three months ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Utilization	98.0%	96.7%	97.9%	96.0%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs and interest expense. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense, container impairment, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates;
•	access to funding;
•	economic life of our containers;
•	our ability to lease out our new containers shortly after we purchase them;

•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers; and
•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2018 and 2017

The following table summarizes our total revenues for the three and nine months ended September 30, 2018 and 2017 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$129,834	$112,195	15.7%	$371,639	$328,591	13.1%
Management fees	4,031	4,193	(3.9%)	12,578	10,949	14.9%
Trading container sales proceeds	7,123	1,237	475.8%	12,681	4,089	210.1%
Gain on sale of containers, net	8,450	7,975	6.0%	26,480	17,905	47.9%
Total revenues	$149,438	$125,600	19.0%	$423,378	$361,534	17.1%

Lease rental income for the three months ended September 30, 2018 increased $17,639 (15.7%) compared to the three months ended September 30, 2017 primarily due to a 9.7% increase in our owned fleet that was available for lease, a 4.2% increase in average per diem rental rates and a 1.6% increase in utilization for our owned fleet. Lease rental income for the nine months ended September 30, 2018 increased $43,048 (13.1%) compared to the nine months ended September 30, 2017 primarily due to a 6.5% increase in our owned fleet that was available for lease, a 3.9% increase in average per diem rental rates and a 2.4% increase in utilization for our owned fleet.

Management fees for the three months ended September 30, 2018 decreased $162 (-3.9%) compared to the three months ended September 30, 2017 primarily due to a $113 decrease resulting from a 0.3% decrease in the size of the managed fleet and a $85 decrease in acquisition fees due to lower managed container purchases, partially offset by a $40 increase in sales commissions due primarily to higher used container prices. Management fees for the nine months ended September 30, 2018 increased $1,629 (14.9%) compared to the nine months ended September 30, 2017 primarily due to a $719 increase resulting from a 10.8% increase in the size of the managed fleet, a $640 increase in acquisition fees due to higher managed container purchases and a $289 increase in sales commissions due primarily to higher used container prices.

Trading container sales proceeds for the three months ended September 30, 2018 increased $5,886 (475.8%) compared to the three months ended September 30, 2017, $8,344 of the increase resulted from a growth in unit sales volume resulting from an increase in the number of trading containers that were available to source and sell, partially offset by a $2,458 decrease due to a decrease in average sales proceeds of $721 per container. Trading container sales proceeds for the nine months ended September 30, 2018 increased $8,592 (210.1%) compared to the nine months ended September 30, 2017, $2,858 of the increase was due to an improvement in average sales proceeds of $496 per container and $5,734 of the increase resulted from a growth in unit sales volume resulting from an increase in the number of trading containers that were available to source and sell.

Gain on sale of containers, net for the three months ended September 30, 2018 increased $475 (6.0%) compared to the three months ended September 30, 2017 primarily due to a $1,964 increase resulting from an improvement in average sales proceeds of $95 per container, partially offset by a $856 decrease resulting from a 11.5% reduction in the number of containers sold and a $633 decrease from a net loss on containers placed on sales-type leases. Gain on sale of containers, net for the nine months ended September 30, 2018 increased $8,575 (47.9%) compared to the nine months ended September 30, 2017 primarily due to a $13,152 increase resulting from an improvement in average sales proceeds of $202 per container, partially offset by a $4,556 decrease resulting from a 26.6% reduction in the number sold.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2018 and 2017 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$16,534	$11,026	50.0%	$43,684	$45,574	(4.1%)
Cost of trading containers sold	5,319	841	532.5%	10,535	2,846	270.2%
Depreciation expense	60,444	55,354	9.2%	174,571	175,606	(0.6%)
Container impairment	16,784	1,956	758.1%	18,554	6,481	186.3%
Amortization expense	439	1,151	(61.9%)	3,219	3,047	5.6%
General and administrative expense	8,453	7,232	16.9%	25,172	21,886	15.0%
Short-term incentive compensation expense	864	805	7.3%	2,591	2,167	19.6%
Long-term incentive compensation expense	3,170	1,473	115.2%	5,902	4,254	38.7%
Bad debt expense, net	275	757	(63.7%)	1,058	1,117	(5.3%)
Total operating expenses	$112,282	$80,595	39.3%	$285,286	$262,978	8.5%

Direct container expense for the three months ended September 30, 2018 increased $5,508 (50.0%) compared to the three months ended September 30, 2017 primarily due to a $3,909 increase in repositioning expense and a $2,364 increase in container recovery costs for slow-paying and insolvent lessees, partially offset by a $1,305 decrease in storage expense. Direct container expense for the nine months ended September 30, 2018 decreased $1,890 (-4.1%) compared to the nine months ended September 30, 2017 primarily due to a $6,559 decrease in storage expense, partially offset by a $2,215 increase in container recovery costs for slow-paying and insolvent lessees and a $1,655 increase in repositioning expense.

Cost of trading containers sold for the three months ended September 30, 2018 increased $4,478 (532.5%) compared to the three months ended September 30, 2017, $5,673 of the increase resulted from a growth in number of containers sold resulting from an increase in the number of trading containers that were available to source and sell, partially offset by $1,195 due to a decrease in the average cost of $351 per container sold. Cost of trading containers sold for the nine months ended September 30, 2018 increased $7,689 (270.2%) compared to the nine months ended September 30, 2017, $3,991 of the increase resulted from a growth in number of containers sold resulting from an increase in the number of trading containers that were available to source and sell and $3,698 of the increase was due to an increase in the average cost of $641 per container sold.

Depreciation expense for the three months ended September 30, 2018 increased $5,090 (9.2%) compared to the three months ended September 30, 2017, $7,858 of the increase was due to an increase in the size of our owned depreciable fleet, partially offset by $2,505 attributable to containers that became fully depreciated or disposed. Depreciation expense for the nine months ended September 30, 2018 decreased $1,035 (-0.6%) compared to the nine months ended September 30, 2017, $11,478 of the decrease was attributable to containers that became fully depreciated or disposed and $6,696 of the decrease was a result of higher estimated future residual values of certain types of containers used in the calculation of depreciation expense effective July 1, 2017, partially offset by $17,747 due to an increase in the size of our owned depreciable fleet.

Container impairment for the three and nine months ended September 30, 2018 increased $14,828 (758.1%) and $12,073 (186.3%) compared to the three and nine months ended September 30, 2017, respectively. The following table summarizes the variances included within this change:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Impairment to write down the value of containers held for sale to their estimated fair value less cost to sell	$8,888	$1,911	365.1%	$11,330	$11,513	(1.6%)
Impairment for containers that were unlikely to be recovered from lessees in default	8,407	80	10408.8%	8,426	4,625	82.2%
Reversal of previously recorded impairments on containers held for sale due to rising used container prices	(511)	(35)	1360.0%	(1,202)	(9,657)	(87.6%)
	$16,784	$1,956	758.1%	$18,554	$6,481	186.3%

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three and nine months ended September 30, 2018 decreased $712 (-61.9%) and increased $172 (5.6%) compared to the three and nine months ended September 30, 2017, respectively, primarily due to an update in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets. The increase for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017 is also due to a $835 write-off during the first quarter of 2018 of the Company’s intangible asset of the management rights in relation to the Company’s acquisition of a portion of Capital’s fleet that we previously managed.

General and administrative expense for the three months ended September 30, 2018 increased $1,221 (16.9%) compared to the three months ended September 30, 2017 primarily due to a $1,090 increase in compensation costs, which included $597 in severance charges, and a $71 increase in technology costs. General and administrative expense for the nine months ended September 30, 2018 increased $3,286 (15.0%) compared to the nine months ended September 30, 2017 primarily due to a $2,293 increase in compensation costs, which included $597 in severance charges, a $400 increase in technology costs and a $296 increase in professional fees.

Long -term incentive compensation expenses for the three and nine months ended September 30, 2018 increased $1,697 (115.2%) and $1,648 (38.7%) compared to the three and nine months ended September 30, 2017, respectively, primarily due to expense associated with the acceleration of stock compensation expense in conjunction with the retirement of senior executive personnel.

Bad debt expense, net for the three and nine months ended September 30, 2018 decreased $482 (-63.7%) and $59 (-5.3%) compared to the three and nine months ended September 30, 2017 primarily due to management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2018.

The following table summarizes other (expense) income for the three and nine months ended September 30, 2018 and 2017 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(35,706)	$(30,069)	18.7%	$(101,838)	$(88,386)	15.2%
Write-off of unamortized deferred debt issuance costs and bond discounts	(881)	(238)	270.2%	(881)	(7,466)	(88.2%)
Interest income	446	191	133.5%	1,153	408	182.6%
Realized gains (losses) on interest rate swaps, collars and caps, net	1,268	154	723.4%	3,951	(1,487)	(365.7%)
Unrealized gains on interest rate swaps, collars and caps, net	22	151	(85.4%)	2,248	1,213	85.3%
Other, net	(1)	(4)	(75.0%)	(1)	(1)	0.0%
Net other expense	$(34,852)	$(29,815)	16.9%	$(95,368)	$(95,719)	(0.4%)

Interest expense for the three months ended September 30, 2018 increased $5,637 (18.7%) compared to the three months ended September 30, 2017 due to a $2,212 increase resulting from an increase in average interest rates of 0.27 percentage points primarily due to an increase in the market rate during the three months ended September 30, 2018 and a $3,425 increase resulting from an increase in average debt balances of $329,369. Interest expense for the nine months ended September 30, 2018 increased $13,452 (15.2%) compared to the nine months ended September 30, 2017 due to a $7,194 increase resulting from an increase in average interest rates of 0.30 percentage points primarily due to an increase in the market rate during the nine months ended September 30, 2018 and a $6,258 increase resulting from an increase in average debt balances of $209,508.

Write-off of unamortized deferred debt issuance costs and bond discounts for the three and nine months ended September 30, 2018 increased $643 (270.2%) and decreased $6,585 (-88.2%) compared to the three and nine months ended September 30, 2017, respectively. The write-off of unamortized deferred debt issuance costs and bond discounts for both the three and nine months ended September 30, 2018 amounted to $881 which related to the early redemption of Textainer Limited’s (“TL”) Term Loan and amendment of TL’s Revolving Credit Facility. The write-off of unamortized deferred debt issuance costs and bond discounts for the three months ended September 30, 2017 amounted to $238, which related to the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility. The write-off of unamortized deferred debt issuance costs and bond discounts for the nine months ended September 30, 2017 amounted to $7,466, of which $238 related to the amendment of TMCL II’s secured debt facility and $7,228 related to the early redemption of Textainer Marine Containers III Limited’s (“TMCL III”) 2013-1 Bonds, 2014-1 Bonds and 2017-A Notes.

Realized gains (losses) on interest rate swaps, collars and caps, net for the three and nine months ended September 30, 2018 increased $1,114 (723.4%) and $5,438 (365.7%) compared to the three and nine months ended September 30, 2017, respectively. This was primarily due to an increase in market rates as compared to spot strike rates in our contracts which caused a positive net settlement differential in 2018 compared to a smaller positive net settlement differential during the three months ended September 2017 and a negative net settlement differential during the nine months ended September 2017.

Unrealized gains on interest rate swaps, collars and caps, net for the three and nine months ended September 30, 2018 decreased $129 (-85.4%) and increased $1,035 (85.3%) compared to the three and nine months ended September 30, 2017, respectively. Unrealized gains were triggered by the change in the fair values of the Company’s interest rate hedging instruments, which are mainly due to factors such as projected levels of forward yield curves, credit spreads and the passage of time.

The following table summarizes income tax expense and net income attributable to the noncontrolling interests for the three and nine months ended September 30, 2018 and 2017 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Income tax benefit (expense)	$224	$4,783	(95.3%)	$(1,262)	$(431)	192.8%
Net income attributable to the noncontrolling interests	$615	$1,492	(58.8%)	$3,325	$252	1219.4%

Income tax benefit for the three months ended September 30, 2018 decreased $4,559 (-95.3%) compared to the three months ended September 30, 2017 and income tax expense for the nine months ended September 30, 2018 increased $831 (192.8%) compared to the nine months ended September 30, 2017.  Our effective tax rate was -9.7%% and 3.0% for the three and nine months ended September 30, 2018, respectively, and -31.5% and 15.2% for the three and nine months ended September 30, 2017, respectively. The changes in the effective tax rates for both the three and nine months ended September 30, 2018 compared to the same periods in the prior year are primarily related to the re-measurement of our deferred tax liabilities for U.S. sourced income and a decrease in a forecasted permanent difference for disallowed stock compensation in 2018 for tax purposes.

Net income attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net income for the periods. Net income attributable to the noncontrolling interests for the three and nine months ended September 30, 2018 decreased $877 (-58.8%) and increased $3,073 (1,219.4%) compared to the three and nine months ended September 30, 2017, respectively. This was primarily due to a change in the earnings attributable to the noncontrolling interests.

Segment Information

The following table summarizes our income before taxes and noncontrolling interests attributable to each of our business segments and the eliminations on inter-segment for the three and nine months ended September 30, 2018 and 2017 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$(5,398)	$7,791	(169.3%)	$21,620	$(16,027)	(234.9%)
Container Management	5,485	5,633	(2.6%)	16,476	10,472	57.3%
Container Resale	5,006	3,091	62.0%	10,871	8,256	31.7%
Other	(932)	(1,144)	(18.5%)	(3,145)	(2,649)	18.7%
Eliminations	(1,857)	(181)	926.0%	(3,098)	2,785	(211.2%)
Income before income tax and noncontrolling interests	$2,304	$15,190	(84.8%)	$42,724	$2,837	1406.0%

(Loss) income before income taxes and noncontrolling interests attributable to the Container Ownership segment changed $13,189 from an income of $7,791 for the three months ended September 30, 2017 to a loss of $5,398 for the three months ended September 30, 2018. The following table summarizes the variances included within this change:

Increase in lease rental income	$17,387
Increase in realized gains on interest rate swaps, collars and caps, net	1,114
Increase in container impairments	(14,828)
Increase in direct container expense	(6,519)
Increase in interest expense	(5,637)
Increase in depreciation expense	(5,216)
Other	510
$(13,189)

 Income (loss) before income taxes and noncontrolling interests attributable to the Container Ownership segment changed $37,647 from a loss of $16,027 for the nine months ended September 30, 2017, to an income of $21,620 for the nine months ended September 30, 2018. The following table summarizes the variances included within this change:

Increase in lease rental income	$42,536
Increase in gain on sale of containers, net	8,575
Decrease in write-off of unamortized deferred debt issuance costs and bond discounts	6,585
Change from realized losses on interest rate swaps, collars and caps, net to realized gains on interest rate swaps, collars and caps, net	5,438
Increase in unrealized gains on interest rate swaps, collars and caps, net	1,035
Decrease in depreciation expense	758
Increase in interest income	667
Increase in interest expense	(13,452)
Increase in container impairments	(12,073)
Increase in direct container expense	(2,499)
Other	77
$37,647

 Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended September 30, 2018 decreased $148 (-2.6%) compared to the three months ended September 30, 2017. The following table summarizes the variances included within this decrease:

Increase in management fees	$2,441
increase in long term incentive compensation expense	(1,670)
Increase in general and administrative expense	(1,281)
Other	362
$(148)

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the nine months ended September 30, 2018 increased $6,004 (57.3%) compared to the nine months ended September 30, 2017. The following table summarizes the variances included within this increase:

Increase in management fees	$11,612
Increase in general and administrative expense	(2,937)
Increase in long term incentive compensation expense	(1,401)
Increase in short term incentive compensation expense	(447)
Increase in amortization expense	(414)
Other	(409)
$6,004

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended September 30, 2018 increased $1,915 (62.0%) compared to the three months ended September 30, 2017. The following table summarizes the variances included within this increase:

Increase in gains on container trading, net	$1,410
Increase in management fees	364
Other	141
$1,915

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the nine months ended September 30, 2018 increased $2,615 (31.7%) compared to the nine months ended September 30, 2017. The following table summarizes the variances included within this increase:

Increase in management fees	$1,852
Increase in gains on container trading, net	905
Other	(142)
$2,615

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended September 30, 2018 decreased $212 (-18.5%) compared to the three months ended September 30, 2017 due to a $191 decrease in corporate overhead expense and a $21 decrease in long term incentive compensation expense.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the nine months ended September 30, 2018 increased $496 (18.7%) compared to the nine months ended September 30, 2017 due to a $311 increase in corporate overhead expense and a $185 increase in long term incentive compensation expense.

Segment eliminations for the three months ended September 30, 2018 increased $1,676 (926.0%) compared to the three months ended September 30, 2017. This increase consisted of a $1,752 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $76 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations changed from a net income of $2,785 for the nine months ended September 30, 2017 to a net loss of $3,098 for the nine months ended September 30, 2018. This change consisted of a $6,008 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $125 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 84.5% and 80.4%, respectively, of our direct container expenses for the three and nine months ended September 30, 2018, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2017 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three and nine months ended September 30, 2018, our non-U.S. dollar operating expenses were spread among 19 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of September 30, 2018, we had cash and cash equivalents of $154,572. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under our debt facilities. As of September 30, 2018, we had the following outstanding borrowings and borrowing capacities under our debt facilities:

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$648,037	$551,963	$1,200,000	$648,037	$6,050	$654,087
TL Revolving Credit Facility	979,000	521,000	1,500,000	979,000	161,821	1,140,821
TAP Funding Revolving Credit Facility	177,600	12,400	190,000	177,600	1,569	179,169
TW Credit Facility	67,420	—	67,420	67,420	—	67,420
TMCL VI Term Loan	284,447	—	284,447	284,447	—	284,447
2017-1 Bonds	366,477	—	366,477	366,477	—	366,477
2017-2 Bonds (1)	450,193	—	450,193	450,193	—	450,193
2018-1 Bonds (1)	255,991	—	255,991	255,991	—	255,991
Total (2)	$3,229,165	$1,085,363	$4,314,528	$3,229,165	$169,440	$3,398,605

(1)	Amount on the 2017-2 Bonds and 2018-1 Bonds exclude an unamortized discount of $63 and $3,035, respectively.
(2)	Current borrowing for all debts exclude prepaid debt issuance costs in an aggregate amount of $26,835.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At September 30, 2018, cumulative earnings of approximately $35,141 would be subject to income taxes of approximately $10,542 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent and lessees meet their lease payment obligations, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months. We will continue to monitor our liquidity and the credit markets.

All of our debt facilities require us to comply with certain financial and nonfinancial covenants. As of September 30, 2018, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended		% Change
	September 30,		Between
	2018	2017	2018 and 2017
	(Dollars in thousands)
Net income	$41,462	$2,406	1623.3%
Adjustments to reconcile net income to net cash provided by operating activities	181,772	194,048	(6.3%)
Net cash provided by operating activities	223,234	196,454	13.6%
Net cash (used in) provided by investing activities	(421,123)	101,035	(516.8%)
Net cash provided by (used in) financing activities	199,664	(234,306)	(185.2%)
Effect of exchange rate changes	(82)	149	(155.0%)
Net increase in cash, cash equivalents and restricted cash	1,693	63,332	(97.3%)
Cash, cash equivalents and restricted cash, beginning of year	237,569	142,123	67.2%
Cash, cash equivalents and restricted cash, end of the period	$239,262	$205,455	16.5%

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2018 increased $26,780 (13.6%) compared to the nine months ended September 30, 2017.  The following table summarizes the variances included within this increase:

Increase in net income adjusted for non-cash items	$45,116
Increase in accounts payable and accrued expenses during the nine months ended September 30, 2018 compared to a decrease during the nine months ended September 30, 2017	5,378
Larger decrease in due to owners, net during the nine months ended September 30, 2017 compared to the nine months ended September 30, 2018	5,013
Larger increase in accounts receivable, net during the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017	(14,960)
Increase in gain on sale of containers, net	(8,575)
Increase in trading containers during the nine months ended September 30, 2018 compared to a decrease during the nine months ended September 30, 2017	(3,441)
Other	(1,751)
$26,780

The increase in net cash provided by operating activities was primarily due to an increase in net income adjusted for non-cash items such as depreciation expense, container impairment, amortization of debt issuance costs and accretion of bond discounts. The increased level of profitability was primarily due to a 6.5% increase in our owned fleet size that was available for lease, a 3.9%

increase in average per diem rental rates and a 2.3 percentage point increase in utilization for our owned fleet. The increase in accounts receivable, net during the nine months ended September 30, 2018 was due to higher revenue and the timing of when collections on accounts were received.

Investing Activities

Net cash (used in) provided by investing activities changed from net cash provided by investing activities of $101,035 for the nine months ended September 30, 2017 to net cash used in investing activities of $421,123 for the nine months ended September 30, 2018 due to higher amount of cash paid for container and fixed asset purchases, insurance proceeds received for unrecovered containers in 2017 and lower receipts of payments on direct financing and sales-type leases, net of income earned, partially offset by an increase in proceeds from sale of containers and fixed assets.

Financing Activities

Net cash provided by (used in) financing activities changed from net cash used in financing activities of $234,306 for the nine months ended September 30, 2017 to net cash provided by financing activities of $199,664 for the nine months ended September 30, 2018. The following table summarizes the variances included within this change:

Decrease in principal payments on debt	$242,618
Increase in proceeds from debt	177,896
Decrease in debt issuance costs paid	15,894
Dividends paid to noncontrolling interest during the nine months ended September 30, 2018	(1,996)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(442)
$433,970

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2018:

	Payments Due by Twelve Month Period Ending September 30,
	Total	2019	2020	2021	2022	2023	2024 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations (1):
TMCL II Secured Debt Facility (2)	$648,037	$41,467	$59,606	$55,154	$55,155	$55,154	$381,501
TL Revolving Credit Facility	979,000	—	—	—	—	979,000	—
TAP Funding Revolving Credit Facility	177,600	14,037	16,417	16,417	130,729	—	—
TW Credit Facility	67,420	22,708	17,755	21,529	5,428	—	—
TMCL VI Term Loan	284,447	25,500	25,500	25,500	25,500	25,500	156,947
2017-1 Bonds	366,477	38,479	37,608	48,633	61,381	63,652	116,724
2017-2 Bonds (3)	450,193	40,940	42,508	51,911	64,473	77,680	172,681
2018-1 Bonds (3)	255,991	18,655	18,655	18,655	18,655	18,655	162,716
Interest on obligations (4)	570,778	125,995	117,037	107,581	93,252	81,541	45,372
Interest rate swap and collar (receivable) payable, net (5)	(3,082)	(3,720)	(363)	597	392	12	-
Office lease obligations	18,011	2,131	2,187	2,003	1,930	1,979	7,781
Container contracts payable	249,915	249,915	—	—	—	—	—
Total contractual obligations	$4,064,787	$576,107	$336,910	$347,980	$456,895	$1,303,173	$1,043,722

(1)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $26,835.
(2)	The estimated future scheduled repayments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its scheduled conversion date.
(3)	Future scheduled payments for the 2017-2 Bonds and 2018-1 Bonds exclude an unamortized discount of $63 and $3,035, respectively.
(4)	Using 2.26% which was one-month spot interest rate of London InterBank Offered Rate ("LIBOR") plus a margin rate that varies based on each debt facility.
(5)

Calculated based on the difference between our fixed contractual pay rates and the estimated receiving rate at 2.26% which was one-month spot LIBOR rate as of September 30, 2018 for all periods, for all interest rate contracts outstanding as of September 30, 2018.

Off Balance Sheet Arrangements

As of September 30, 2018, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2017 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2017 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2017 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2018, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2017 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains (losses) on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $837,510 as of September 30, 2018, with termination dates between November 2018 and July 2023.  Through the interest rate swap agreements, we have obtained fixed rates between 0.70% and 2.90%.  Our interest rate swap agreements had a fair value asset and a fair value liability of $9,015 and $29, respectively, as of September 30, 2018.

The notional amount of the interest rate collar agreements was $65,964 as of September 30, 2018, with termination dates between April 2019 and June 2023. Our interest rate collar agreements had a fair value asset and a fair value liability of $970 and $2, respectively, as of September 30, 2018.

The notional amount of the interest rate cap agreements was $240,000 as of September 30, 2018, with termination dates between June 2019 and August 2020.

Based on the debt balances and derivative instruments as of September 30, 2018, it is estimated that a 1% increase in interest rates would result in an increase in the net fair value asset of interest rate swaps, collars and caps of $11,656 and an increase in interest expense of $15,165 and an increase in realized gains on interest rate swaps, collars and caps, net of $7,641 for the nine months ended September 30, 2018.

Quantitative and Qualitative Disclosures About Credit Risk

For the nine months ended September 30, 2018, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2017 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2017 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer